UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

August 11, 2014

Date of Report (Date of earliest event reported)

DIGITAL CINEMA DESTINATIONS CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-35510	27-3164577
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

250 East Broad Street Westfield, New Jersey		07090
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (908) 396-1360

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01    Other Events.

As previously disclosed, certain officers of Digital Cinema Destinations Corp. (the “Company”) have engaged in initial discussions with Carmike Cinemas, Inc. (“Carmike”) with respect to their employment with Carmike following the consummation of the pending acquisition of the Company by Carmike (the “Merger”). On August 11, 2014, the Company announced that A. Dale Mayo, the Company’s Chief Executive Officer, Charles Goldwater, the Company’s Executive Vice President, and Jeff Butkovsky, the Company’s Chief Technology Officer, have each agreed in principle on proposed terms of their employment by Carmike following the consummation of the Merger.

Pursuant to the agreement in principle, Mr. Mayo would be employed by Carmike through December 31, 2016 as President, Alternative Programming, with an annual base salary of $300,000. For the remainder of 2014, Mr. Mayo would receive monthly cash bonus payments consistent with his existing employment agreement with the Company. Effective January 1, 2015, Mr. Mayo would (1) be eligible for a target 2015 annual cash bonus of 100% of his base salary, with a maximum payout up to 150% of base salary and (2) receive a target 2015 equity incentive award of 150% of his base salary composed of one-third time-based restricted stock unit awards vesting on the third anniversary of grant and two-thirds performance share awards based on achievement of EBITDA goals with payout ranging up to 150% of target. In the event of a termination without cause:

•	prior to December 31, 2014, Mr. Mayo would receive severance equal to the amount of compensation he would have received under his existing employment agreement between such termination and December 31, 2014, plus $1,050,000;

•	between January 1, 2015 and December 31, 2015, Mr. Mayo would receive severance equal to one year of base salary plus $750,000; and

•	between January 1, 2016 and December 31, 2016, Mr. Mayo would receive severance equal to one year of base salary.

In the event of a termination without cause or a resignation for good reason in connection with a change in control, Mr. Mayo would be entitled to severance equal to two times his annual base salary plus two times his then-current target annual cash bonus.

Pursuant to the agreement in principle, Mr. Butkovsky would be employed by Carmike as Vice President – Chief Technology Officer, with an annual base salary of $175,000. For 2014, Mr. Butkovsky would receive a pro-rated cash bonus opportunity of 30% of his annual salary. For 2015, Mr. Butkovsky would receive a target equity incentive award of $60,000 of his base salary composed of one-third time-based restricted stock unit awards vesting on the third anniversary of grant and two-thirds performance share awards based on achievement of EBITDA goals. Mr. Butkovsky would also receive reimbursement of relocation costs up to $30,000 and nine months of temporary living expenses. In the event Mr. Butkovsky’s employment is terminated in connection with a change in control of Carmike, he would receive severance equal to the difference between the actual base salary paid by Carmike and what he would have received from the Company under his existing employment agreement.

Pursuant to the agreement in principle, Mr. Goldwater would be employed by Carmike as Vice President of Strategic Initiatives with an annual base salary of $180,000. For 2014, Mr. Goldwater would receive a pro-rated cash bonus opportunity of 25% of his annual salary. For 2015, Mr. Goldwater would (1) be eligible for a target annual cash bonus of 25% of his base salary, with a maximum payout up to 150% of base salary and (2) receive a target 2015 equity incentive award of 40% of his base salary composed of one-third time-based restricted stock unit awards vesting on the third anniversary of grant and two-thirds performance share awards based on achievement of EBITDA goals with payout ranging up to 150% of target. In the event Mr. Goldwater’s employment is terminated in connection with a change in control of Carmike, he would receive severance equal to the difference between the actual base salary paid by Carmike and what he would have received from the Company under his existing employment agreement. Mr. Goldwater would receive the standard terms with respect to accelerated vesting of equity awards as applicable to other Carmike executives.

The proposed arrangements described above are subject to the consummation of the Merger and the execution of applicable definitive employment documentation by the parties, and accordingly the Company can provide no assurance that these employment arrangements will be consummated on the terms described above, or at all.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

In connection with the proposed Merger, Carmike and the Company have filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a proxy statement/prospectus. The proxy statement/prospectus contains important information about the Company, Carmike, the transactions contemplated by the Merger and related matters. The Company has mailed or otherwise delivered the proxy statement/prospectus to its security holders. In addition, security holders of the Company may obtain free copies of the proxy statement/prospectus for the Merger and other documents filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov, or by contacting the Company, Attn: Brian Pflug at BPflug@digiplexdest.com.

SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS AND THE OTHER RELEVANT MATERIALS BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER.

THIS FORM 8-K DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF THE COMPANY OR CARMIKE OR THE SOLICITATION OF ANY VOTE OR APPROVAL.

Participants in Solicitation

Carmike, the Company and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the Merger. Information concerning Carmike’s participants is set forth in the proxy statement dated April 18, 2014 for Carmike’s 2014 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning the Company’s participants is set forth in the proxy statement dated October 25, 2013 for the Company’s 2013 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Carmike and the Company in the solicitation of proxies in respect of the proposed Merger are included in the registration statement and proxy statement/prospectus contained therein, filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Digital Cinema Destinations Corp.

Dated: August 11, 2014	By:	/s/ Brian D. Pflug
Name: Brian D. Pflug
Title: Chief Financial Officer and Principal Accounting Officer